Consolidated Financial Statements

For the years ended September 30, 2013, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with management and the independent external auditors to review the financial statements and to discuss audit, financial and internal control matters. The Company’s independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors. The consolidated financial statements have been subject to an audit by the the Company’s external auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Craig Warnock”
Gordon Reykdal	Craig Warnock, FCMA
Chief Executive Officer	Chief Financial Officer

December 11, 2013
Edmonton, Alberta, Canada

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.
We have audited the accompanying consolidated financial statements of The Cash Store Financial Services Inc., which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Cash Store Financial Services Inc. as at September 30, 2013 and September 30, 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended September 30, 2013 in accordance with
U.S. generally accepted accounting principles.
Emphasis of Matter
We draw attention to Note 20 to the consolidated financial statements, which describes that the Company is the defendant in various lawsuits and other regulatory actions alleging noncompliance with payday lending and securities laws and regulations in multiple jurisdictions in Canada and the United States. The Company is also the defendant in a lawsuit seeking repayment of certain funds advanced to the Company and its affiliates by a third party lender. The Company is vigorously defending these actions. The ultimate outcome of these matters cannot presently be determined and, accordingly, no provision for any effects on the Company that may result from the outcome of these lawsuits has been made in the consolidated financial statements. Our opinion is not qualified in respect of these matters.
Chartered Accountants
Edmonton, Canada
December 11, 2013

THE CASH STORE FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share amounts)

	Years Ended
	September 30, 2011	September 30, 2012	September 30, 2013
REVENUE
Loan fees	$136,623	$137,994	$152,430
Other income - Note 6	53,276	49,418	38,335
	$189,899	$187,412	$190,765

BRANCH OPERATING EXPENSES
Salaries and benefits	67,017	65,944	58,653
Provision for credit losses - Note 5	2,559	31,004	36,607
Retention payments	26,786	9,968	11,659
Selling, general and administrative	24,109	23,595	20,449
Rent	18,427	18,940	18,581
Advertising and promotion	5,941	5,180	6,307
Depreciation of property and equipment	6,803	6,843	6,366
	151,642	161,474	158,622
BRANCH OPERATING MARGIN	38,257	25,938	32,143

CORPORATE AND OTHER EXPENSES
Corporate expenses	18,641	22,684	38,142
Interest expense	616	12,339	18,583
Depreciation of property and equipment	1,146	835	1,794
Amortization of intangible assets	965	5,138	7,517
Branch closure costs - Note 7	—	1,574	123
Impairment of property and equipment - Note 8	—	3,425	1,236
Expense to settle pre-existing relationships with third-party lenders - Note 3	—	36,820	—
INCOME (LOSS) BEFORE INCOME TAXES	16,889	(56,877)	(35,252)

INCOME TAXES - NOTE 12
Current expense (recovery)	6,157	(3,571)	(12,429)
Deferred expense (recovery)	153	(9,784)	12,709
	6,310	(13,355)	280

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$10,579	$(43,522)	$(35,532)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 17
Basic	17,259,196	17,431,809	17,564,292
Diluted	17,663,380	17,431,809	17,564,292

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.61	$(2.50)	$(2.02)
Net income (loss) and comprehensive income (loss)	$0.60	$(2.50)	$(2.02)

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)

	September 30 2012	September 30 2013
ASSETS

Current Assets
Cash	$16,063	$6,216
Restricted cash - Note 4	3,076	5,242
Consumer advances receivable, net - Note 5	32,440	25,592
Other receivables, net - Note 6	19,481	8,104
Prepaid expenses and other assets	2,454	3,471
Income taxes receivable	4,576	15,683
Deferred income taxes - Note 12	12,183	—
	90,273	64,308

Long term receivable - Note 6	460	836
Deposits and other assets	1,162	1,740
Deferred income taxes - Note 12	424	—
Deferred financing costs	7,523	6,203
Property and equipment, net of accumulated depreciation of $36,180 and $39,424 - Note 8	23,157	17,460
Intangible assets, net of accumulated amortization of $7,831 and $13,506 - Note 9	39,760	34,353
Goodwill - Note 10	39,685	39,685
	$202,444	$164,585

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	$1,055	$1,511
Accrued liabilities - Note 11	27,882	24,715
Current portion of deferred revenue - Note 14	1,000	1,000
Current portion of deferred lease inducements	436	333
Current portion of obligations under capital leases and other obligations - Note 15	1,180	1,185
	31,553	28,744

Deferred revenue - Note 14	3,917	2,918
Deferred lease inducements	985	686
Obligations under capital leases and other obligations - Note 15	3,608	3,441
Senior secured notes - Note 13	126,033	127,182
Deferred income taxes - Note 12	2,832	2,934
	168,928	165,905

SHAREHOLDERS' EQUITY
Share capital, number of voting common shares, issued and outstanding - 17,496,646 and 17,571,813 - Note 16	46,652	47,091
Additional paid-in capital	4,700	4,957
Deficit	(17,836)	(53,368)
	$33,516	$(1,320)
	202,444	164,585

Litigations, Claims and Contingencies - Note 20
Subsequent Event - Note 25

Approved by the Board:

Signed "Gordon Reykdal"	Signed "Eugene Davis"
Director	Director

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of Canadian Dollars)

	Common Shares	Additional Paid- in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, September 30, 2010	$43,468	$3,981	$29,305	$76,754
Net loss and comprehensive loss	—	—	10,579	10,579
Dividends to common shareholders	—	—	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	—	2,092
Stock-based compensation expense	—	786	—	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	46,149	4,178	31,955	82,282
Net loss and comprehensive loss	—	—	(43,522)	(43,522)
Dividends to common shareholders	—	—	(6,269)	(6,269)
Issuance of common shares	503	(211)	—	292
Stock-based compensation expense	—	733	—	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	46,652	4,700	(17,836)	33,516
Net loss and comprehensive loss	—	—	(35,532)	(35,532)
Issuance of common shares	439	(182)	—	257
Stock-based compensation expense	$—	$439	$—	$439
Total of other equity movements	439	257	—	696
Balance, September 30, 2013	47,091	4,957	(53,368)	(1,320)

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars)

	Years ended September 30,
	2011	2012	2013
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$10,579	$(43,522)	$(35,532)
Items not affecting cash:
Depreciation of property and equipment	7,950	7,678	8,160
Amortization of intangible assets	965	5,138	7,517
Impairment of assets	—	3,425	1,236
Provision for credit losses - Note 5	2,559	31,004	36,607
Expense to settle pre-existing relationships with third-party lenders - Note 3	—	36,820	—
Stock-based compensation	786	733	439
Accretion of long-term debt discount and amortization of deferred financing costs	—	1,466	2,469
Deferred income taxes	153	(9,784)	12,709

Change in non-cash working capital:
Consumer advances receivable, net - Note 5	(2,744)	(8,649)	(29,759)
Other receivables and long-term receivables	(3,666)	(6,685)	11,001
Prepaid expenses, deposits and other assets	(2,408)	559	(1,595)
Income taxes receivable	138	(4,576)	(11,107)
Accounts payable and accrued liabilities	2,942	2,915	(1,442)
Income taxes payable	(2,116)	(138)	—
Deferred revenue	(1,217)	(1,194)	(999)
Deferred lease inducements	106	(151)	(402)
	14,027	15,039	(698)

INVESTING ACTIVITIES
Acquisition of short-term advances (Note 5b(i))	—	(27,235)	—
Expense to settle pre-existing relationships with third-party lenders - Note 3	—	(36,820)	—
Business acquisitions	(25)	—	—
Purchase of intangible assets	(895)	(31,068)	(1,461)
Purchase of property and equipment	(6,826)	(4,713)	(3,044)
	(7,746)	(99,836)	(4,505)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(778)	(961)	(1,528)
Proceeds from issuance of senior secured notes - Note 13	—	102,577	—
Restricted cash (Note 4)	(3,100)	6,281	(2,166)
Funding from (paid to) third-party lenders	—	(2,697)	(1,207)
Deferred financing costs	(14)	(8,297)	—
Dividends paid on common shares - Note 18	(7,929)	(6,269)	—
Issuance of common shares	2,092	292	257
	(9,729)	90,926	(4,644)

INCREASE (DECREASE) IN UNRESTRICTED CASH	(3,448)	6,129	(9,847)
UNRESTRICTED CASH, BEGINNING OF PERIOD	13,382	9,934	16,063
UNRESTRICTED CASH, END OF PERIOD	$9,934	$16,063	$6,216

Supplemental cash flow information:
Interest paid	$147	$7,841	$15,760
Interest received	30	4	39
Income taxes paid (received)	8,132	1,204	(1,137)
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$121	$4,454	$1,366
Addition of consumer loans portfolio in exchange for senior secured notes	—	22,779	—
Addition of intangible asset due to taxable difference on acquisition	—	2,524	—
Addition of goodwill due to taxable difference on acquisition	—	552	—
Addition of property and equipment included in accounts payable and accrued liabilities	283	515	62

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under three branch banners: The Cash Store Financial, Instaloans and The Title Store (TSX: CSF, NYSE: CSFS). The Company acts as lender and broker to facilitate short-term advances and provides other financial services, to income-earning consumers. As at September 30, 2013, the Company operated 537 (2012 - 536, 2011 - 586) branches. The Company has operations in Canada and the United Kingdom.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings and new product lines offered.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets of Cottonwood Financial Ltd. which operate in the United States under the name "Cash Store."  The Cash Store Financial does not conduct under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements have been prepared by management in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses during the reporting periods, and disclosures reported in these consolidated financial statements and accompanying notes. Certain significant judgments, estimates and assumptions, such as those related to the allowance for credit losses, valuation of acquired loans and lines of credit advances, valuation of goodwill and intangible assets, expense to settle pre-existing relationships with third-party lenders, deferred income taxes, the inputs in the calculation of financial covenants under the Indenture governing the senior secured notes, and accrued liabilities related to litigation and claims, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Risks and Uncertainties

The Company's future operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to, the application of laws and regulations to the Company's business (Note 20), the Company's ability to manage credit risk and continued access to capital. The Company manages these risks through operational and legal efforts, and continual evaluation of credit loss experience.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(c)	Risks and Uncertainties (continued)

The Company’s business depends on the willingness of third-party lenders to make significant funds available for lending to the Company’s customers and to purchase loans that the Company has made. There are no assurances that existing or new third-party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a material adverse impact on the Company’s results of operations and financial condition.

(d)	Revenue Recognition

Revenue arising from the direct lending of consumer advances (including: short-term advances and line of credit advances) to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending loans in default status. Late interest and default fees are recorded once collected in other income.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected. Late interest and default fees are recorded once collected in other income.

Revenue from brokering and the credit assessment of lines of credit advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage and credit assessment fees have been collected.

Included in other income in the consolidated statement of operations is revenue from insurance products, card fees, banking services, interest and default fees collected, money transfers, cheque cashing, and other miscellaneous services and fees. For these services, revenue is recognized when the services are rendered at the point-of-sale in the branch and the related fees charged have been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products and are classified as agency fee income in Note 6(b).

(e)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances and lines of credit advances, the funding is provided by third-party lenders. The short-term advances and lines of credit advances provided by the third-party lenders are repayable by the customer to the third-party lenders and represent the assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

To facilitate the short-term advance and lines of credit advance business, the Company has entered into agreements with third-party lenders who are prepared to lend to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third-party lenders, responsibility for losses suffered on account of uncollectible advances rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed short-term advance or line of credit advance was applied for through an authorized outlet, ensuring

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(e)	Retention Payments (continued)

each potential customer meets the short-term advance or line of credit advance selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the short-term advance or line of credit advance and providing collection services on behalf of the third-party lender for all short-term advances and lines of credit advances funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors (the "Board of Directors") regularly approves a resolution which authorizes management to pay a maximum annual amount of retention payments per quarter to the third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Also included in retention payments are amounts paid to third-party lenders to purchase lines of credit advances that exceed the advance's fair value. The arrangements with the third-party lenders permit the Company, at its discretion to purchase advances brokered for consideration of at least its fair value.

(f)	Provision for Credit Losses

Advances in default consist of direct lending consumer advances originated by the Company which are past due. The Company defines a past due or delinquent advance whereby payment has not been received in full from the customer on or before its contractual due date. A provision for credit loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest.

In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding advances owed to the Company, historical percentages of advances written off, current collection patterns and other current economic trends. The provision for credit losses reduces the carrying amount of consumer advances receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgment regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for credit losses at that time.

In the prior year, the Company's policy for charging off uncollectible consumer advances originated by the Company was to write the advance off when an advance remained in default status for an extended period of time without any extended payment arrangements made. During the quarter ended September 30, 2013, the Company changed the methodology for estimating the provision for loan losses in order to reduce the estimation uncertainty inherent in this provision, improve the accuracy of the amounts recorded with the benefit of additional history in originating loans, and improve comparability with financial information reported by its competitors who charge-off past due amounts at an earlier date. The Company now fully charges off consumer advances receivable when the advances remain in default status for 90 days. This change resulted in the acceleration of the point in time when consumer advances receivable are fully provided for.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(f)	Provision for Credit Losses (continued)

In accordance with FASB ASC No. 250 - Accounting Changes and Error Corrections, ("ASC 250"), the Company has determined that this a change in estimation methodology and accordingly is a change in estimate. The impact of this change in methodology resulted in an increase in the provision for consumer loan losses during the year ended September 30, 2013 of $5,218. Advances to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on amounts previously written off are credited against the provision for credit losses expense.

(g)	Stock-Based Compensation

The Company has a stock-based compensation plan for employees and the Board of Directors, which is described in Note 16. The Company accounts for all stock-based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock-based compensation awards are recognized in the consolidated financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model.

When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

(h)	Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(i)	Consumer Loans Receivable

Consumer Advances Originated by the Company

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer advances receivable. Consumer advances receivable are reported net of an allowance for credit losses described above in “Provision for Credit Losses - Note 1(f)” and any deferred fees or costs. Origination fees on these advances, net of certain direct origination costs, are deferred and recognized as an adjustment of yield in interest income using the effective interest method.

The Company does not accrue interest when consumer advances are considered impaired. When ultimate collectability of the principal balance of the impaired advances is in doubt, all cash receipts on impaired advances are applied to reduce the principal amount of such advances until the principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance and any increases in the allowance are charged to the provision for credit losses. Advances are written off against the allowance when all possible means of collections have been exhausted and the potential for recovery is considered remote. The Company resumes accrual of interest when it is probable that the Company will collect the remaining principal and interest of an impaired advance.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(i)	Consumer Loans Receivable (continued)

Acquired Short-Term Advances and Lines of Credit Advances (continued)

Acquired Short-Term Advances and Lines of Credit Advances

Short-term advances and line of credit advances acquired from the Company’s third-party lenders fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as there is evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, acquired short-term advances and line of credit advances are accounted for separately from short-term advances and line of credit advances originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired short-term advances and line of credit advances includes assumptions regarding the amount and timing of both principal and interest payments, future credit losses, prepayments and discount rates. A provision for credit losses is not recorded at the acquisition date on acquired short-term advances because the fair value incorporates an estimate of expected credit losses. A loss on the acquisition of lines of credit advances is included in retention payments expense if the purchase price is greater than the fair value of the pooled portfolio of line of credit advances acquired. Advances acquired on a quarterly basis that have similar risk characteristics, primarily credit risk and underwriting criteria, are pooled and accounted for as a single asset with an aggregate expectation of cash flows.

Income recognition on acquired short-term advances and line of credit advances is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of the estimated fair value are recorded as interest income over the remaining life of the loan (accretable difference). The excess of contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and are included in the provision for credit loss expense.

The determination of fair value of acquired short-term advances and line of credit advances relies on estimates and significant judgments regarding future collections. Changes in those estimates could materially impact the consolidated financial statements.

Transfer of Short-Term Advances

Short-term advances that the Company has originated on its own behalf may be transferred to third-party lenders in exchange for cash. Advances transferred to the third-party lenders are done at fair value and the related advances are derecognized from the consolidated balance sheet . The determination of fair value relies on estimates and judgments regarding future collections using the methodology described in Note 1(f) to these consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred advances and must continue to collect, maintain and enforce such advances on the third-party lenders behalf in all respects. The Company must pay a participation fee to the third-party lenders based on the principal of all advances collected for the agreed term of the advance at a rate that is equivalent to the interest rate accrued on the transferred advance. The participation fee is recorded in retention payments expense.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are recorded to reduce any deferred income tax assets to the amounts management concludes is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in corporate expenses.

(k)	Fair Value of Financial Instruments

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Company does not use derivative financial instruments.

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts.

(l)	Restricted Cash

Any cash provided to the Company for which withdrawal or use is restricted is classified as restricted cash.

(m)	Long-Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. (“AUC”) and RTF Financial Holdings Inc. (“RTF”). The Company accounts for its long-term investments using the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation. The carrying amount of these long-term investments is $nil.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(n)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are included in deferred financing costs. Amortization of deferred financing costs is calculated using the effective interest method over the term of the related debt and recorded as interest expense.

(o)	Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer hardware	4 years
Fixtures, furniture, and equipment	5 years
Signs	5 years
Vehicles	5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term and the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

(p)	Intangible Assets

Intangible assets acquired as part of a business combination are initially recognized and measured at fair value. Intangible assets acquired individually or as part of a group of other assets that are not considered a business combination are recorded at cost.

The Company accounts for internally developed software costs in accordance with Accounting Standards Codification ("ASC") 350-40, "Internal Use Software," which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company capitalizes internal use software if that software meets the following criteria:

•	The software is acquired, internally developed or modified solely to meet the Company's internal needs; and

•	No substantive plan exists or is being developed to market the software externally.

If these two criteria are met, the Company will capitalize labor costs of full time and temporary employees working directly on the development or modification of internal use software and hardware and software purchased specifically for the internal use software. Capitalized costs are depreciated over the estimated useful lives when the software is complete and ready for its intended use.

Amortization is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Customer list, contracts and relationships	3 years
Computer software	3 - 5 years
Non-compete agreements	Term of the agreements
Favorable supplier relationships	7 years
Proprietary knowledge	5 years
Brand name	Indefinite life

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(q)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination Goodwill is not amortized, but instead is assessed for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, as described in Note 1(r).

(r)	Impairment

Property and equipment and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of these assets which may include: applicable industry performance and prospects, general business and economic conditions that prevail and are expected to prevail, expected growth, maintaining its customer base, and achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of these assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

An asset group is the lowest level for which there are separate identifiable cash flows. For property and equipment, an asset group typically represents an individual branch. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

For intangible assets subject to amortization, which include non-compete agreements, favourable supplier relationships, proprietary knowledge and software intangibles, impairment testing is performed using the expected undiscounted cash flows of the Canadian reporting unit.

As a result of the factors discussed in Note 8 that required a recoverability test to be performed over certain branches and corporate assets, the Company also performed a recoverability test on the asset group containing its intangible assets subject to amortization. The Company determined that the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the Canadian reporting unit was greater than the carrying amount of the Canadian reporting unit and accordingly no impairment existed.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(r)	Impairment (continued)

Goodwill and brand name

Goodwill and the brand name intangible asset are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The brand name impairment test consists of a comparison of the fair value of the brand name with its carrying value. If the carrying amount exceeds its fair value, an impairment is recognized equal to the amount of the excess.

The Company assesses qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a determination that goodwill has more-likely-than-not been impaired, the Company performs the two-step goodwill impairment test. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

As a result certain events and circumstances, including recent operating results and regulatory matters, the Company completed an impairment test on goodwill and the Instaloans brand name on June 30, 2013 and determined that there was no impairment of goodwill as the fair value of the Company's Canadian reporting unit exceeded its carrying value and the fair value of the Instaloans brand name exceeded its carrying value as at June 30, 2013. The Company performed its annual impairment assessment on July 1, 2013 and no impairment was identified.

(s)	Litigation Accruals

In view of the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of pending matters will be, what the timing of the ultimate resolution of these matters will be, what the eventual loss, fines, or penalties related to each pending matter may be, or the extent to which such amounts may be recoverable under the Company's insurance policies.

In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies which are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In the matters described in Note 20, loss contingencies are not both probable and estimable in the view of management, and accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described in Note 20, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's result of operations for any particular reporting period.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Significant Accounting Policies (continued)

(t)	Deferred Revenue

The Company has entered into a long-term services contract for which it received an advance payment. The advance payment was recorded as deferred revenue and is recognized as revenue using the straight-line method over the life of the contract.

(u)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the related contracts. Assets under capital leases are recorded as property and equipment with a corresponding obligation. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term. Branch operating leases are recorded in branch operating expense within the rent caption.

(v)	Branch Operating and Corporate Expenses

The direct costs incurred in operating the Company’s branch network have been classified as branch operating expenses. These costs include salaries and benefits of branch and regional employees, retention payments, rent expense, provision for loan losses, advertising and promotion, depreciation of branch property and equipment, and other costs incurred by the branches. Corporate expenses incurred by the Company are excluded from branch operating expenses, and include salaries and benefits of corporate employees, corporate rent, professional fees and legal costs.

(w)	Branch Closure Costs

Branch closure costs represent management's estimate of severance payments, costs to clean and vacate the premises, losses related to the write-off of leasehold improvements and signage, and lease cancellation expenses related to closing a branch. Additionally, closing or consolidating branches could result in the impairment of receivables, long-lived assets, or goodwill. A liability for severance payments, unless contractually obligated, is recognized when management: (i) decides to close a center and this plan is unlikely to change; (ii) determines that an employee cannot be relocated to another center; and (iii) informs the employee of the termination and the benefits that will be paid. Costs to terminate the lease are recorded at the earlier of the date the lease is terminated or the date the leased property is no longer used. All other expenses are recorded when incurred.

(x)	Foreign Currency

The financial statements of the Company’s operations in the United Kingdom have been translated into Canadian dollars. Monetary assets and liabilities are translated at the current exchange rate at each period end while non-monetary assets and liabilities are translated at historical exchange rates. Statement of operations items are translated at the average exchange rate for the period. Resulting translation adjustments are included in corporate expenses. Gains or losses from foreign currency transactions are included in corporate expenses.

(y)	Operating Segments

The Company conducts business through two operating segments: Canada and the United Kingdom. For reporting purposes the Canada and united Kingdom operating segments are aggregated for based on the similar nature of the operations, customers, and regulatory environment.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 2 – Changes in Accounting Policies and Practices

The following standards were adopted for the year ended September 30, 2013:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU allows companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 has not had a material impact on the Company’s consolidated financial statements.

In December 2011, FASB issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. This ASU attempts to provide users of financial statements with information to understand the extent of offsetting in the statement of financial position and improve comparability between International Financial Reporting Standards and U.S. GAAP. The adoption of the provisions of ASU No. 2011-11 has not had a material impact on the Company’s consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The adoption of the provisions of ASU No. 2012-02 has not had a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted:

In February 2013, FASB issued ASU No. 2013-04 “Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date - (Topic 405)”. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date except for obligations addressed within existing guidance in U.S. GAAP. ASU No. 2013-04 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-04 on its consolidated financial statements.

In July 2013, FASB issued ASU No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists - (Topic 740).” This ASU provides guidance on the financial statement presentation of unrecognized tax benefits when an operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-11 on its consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 3 – Acquisition of Consumer Advances Portfolio

On January 31, 2012, the Company acquired a portfolio of short-term advances from third-party lenders for total consideration of $116,334. At the date of acquisition, the gross contractual principal and income of the acquired short-term advances was $319,906.

The total consideration paid to third-party lenders was allocated to consumer advances receivable, intangible assets and the premium paid to settle pre-existing relationships with third-party lenders. The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions that a market participant would use in pricing the components. In accordance with U.S. GAAP the Company determined that the premium paid settled the pre-existing relationships between the Company and third-party lenders. Accordingly, the expense was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction.

The total consideration was allocated as set forth below:

Consumer advances receivable	$50,014
Non-compete agreements	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Expense to settle pre-existing relationships with third-party lenders	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Note 5 and Note 9 separately disclose the September 30, 2013 carrying amount of the acquired short-term advances and related intangible assets respectively.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 4 - Cash

The significant components of cash are as follows:

	September 30, 2012	September 30, 2013
Cash	$16,063	$6,216
Restricted cash	3,076	5,242
	$19,139	$11,458

As at September 30, 2013, restricted cash includes $666 (September 30, 2012 - $635) of funds held by a financial institution as security related to banking arrangements and $4,575 (September 30, 2012 - $2,441) advanced from third-party lenders in excess of consumer loans written to customers.

Note 5 – Consumer Advances Receivable, net

	September 30, 2012	September 30, 2013
Short-term advances receivable	$50,834	$25,428
Term loans receivable	569	—
Line of credit advances receivable	849	3,751
Allowance for credit losses	(26,397)	(9,835)
Consumer advances originated by the Company	25,855	19,344
Acquired short-term advances and line of credit advances	6,585	6,248
	$32,440	$25,592

a)	Consumer Advances Receivable Originated by the Company

Age analysis of Consumer Advances Receivable:

	September 30, 2012	September 30, 2013
Consumer advances receivable
Current	$17,019	$14,606
1-30 days past due date	8,791	6,502
31-60 days past due date	3,934	4,179
61-90 days past due date	3,469	3,892
Greater than 90 days past due date	19,039	—
Consumer advances receivable	52,252	29,179
Allowance for credit losses	(26,397)	(9,835)
	$25,855	$19,344

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Consumer Advances Receivable, net

a)	Consumer Advances Receivable Originated by the Company (continued)

Analysis of Allowance for Credit Losses:

	September 30, 2012	September 30, 2013
Balance, beginning of period	$2,783	$26,397
Provisions made for credit losses	31,004	35,072
Charge-offs	(7,408)	(52,320)
Effect of foreign exchange translation	18	686
Balance, end of period	$26,397	$9,835

Analysis of Provisions made for Credit Losses:

	Years Ended
	September 30, 2011	September 30, 2012	September 30, 2013
Provisions made for credit losses	$2,559	$31,004	$35,072
Impairment of January 31, 2012 acquisition (Note 5 (b)(i))	—	—	1,011
Impairment of purchased lines of credit advances (Note 5 (b)(ii))	—	—	524
Balance, end of period	$2,559	$31,004	$36,607

Transfer of Short Term Advances

During the year the Company transferred $16,410 (2012 - $24,100) of gross short-term advances to third-party lenders in exchange for cash. The gross advances were transferred at fair value and no gain or loss was recorded. The fair value of the transferred advances of $14,259 (2012 - $17,600) was determined using the contractual loan value less a provision for credit losses of $2,151 (2012 - $6,500).

b)	Acquired Short-Term Advances and Lines of Credit Advances

	September 30, 2012	September 30, 2013
January 31, 2012 short-term advances acquisition (Note 5b(i))	$6,585	$1,715
Fiscal 2013 Q2 acquired line of credit advances (Note 5b(ii))	—	47
Fiscal 2013 Q3 acquired line of credit advances (Note 5b(ii))	—	1,173
Fiscal 2013 Q4 acquired line of credit advances (Note 5b(ii))	—	3,313
	$6,585	$6,248

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Consumer Advances Receivable, net (continued)

(i) January 31, 2012 Acquisition

On January 31, 2012, the Company acquired a portfolio of short-term advances from various third-party lenders. At the date of purchase, the undiscounted contractual cash flows of the acquired short-term advances portfolio totaled $319,906 and the expected cash flows at acquisition totaled $51,491. The Company recorded the fair value of the advances acquired of $50,014 as the carrying value of the acquired short-term advances as of the acquisition date. During the year ended September 30, 2013, based on current collection trends, the

The Company revised its forecast of future cash flows related to this acquired portfolio and included with part of the provision for credit losses expense for the year ended September 30, 2013 was an impairment charge of $1,011 related to this acquired portfolio.

After accretion and net collections of $47,288 and an impairment of $1,011, the remaining carrying value of the acquired short-term advances balance as of September 30, 2013 was $1,715 (September 30, 2012 - $6,585).

(ii) Purchase of Lines of Credit Advances

Commencing in February 2013 the Company purchased line of credit advances from the third-party lenders for consideration equal to the contractually required payments of the line of credit advances. The following table summarizes acquisition date information for purchased lines of credit advances acquired during the year ended September 30, 2013:

Line of Credit Advances Acquired in the Quarter Ended:	Fiscal 2013 Q2	Fiscal 2013 Q3	Fiscal 2013 Q4	Total
Contractually required payments	$7,298	$11,650	$21,031	$39,979
Loss recorded as retention payments	756	2,171	4,183	7,110
Initial carrying amount at acquisition date	$6,542	$9,479	$16,848	$32,869
Collections and accretion to September 30, 2013	6,370	7,907	13,535	27,812
Impairment recorded as provision for credit losses	125	399	—	524
Carrying amount at September 30, 2013	$47	$1,173	$3,313	$4,533

Note 6 – Other Receivables, net and Other Income

(a)	Other Receivables, net

	September 30 2012	September 30 2013
Due from investee corporations	$3	$1
Due from vendors for agency services	12,332	10,812
Other	7,606	2,484
Allowance for doubtful accounts	—	(4,357)
	$19,941	$8,940

Long term portion:
Due from vendors for agency services	460	836
	$460	$836

	$19,481	$8,104

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 6 – Other Receivables, net and Other Income (continued)

(a)	Other Receivables, net (continued)

Age analysis of Other Receivables, net:

	September 30 2012	September 30 2013

Current	$14,035	$5,847
Current to 3 months past due	3,284	1,639
3 months to 6 months past due	1,148	629
6 months to one year past due	613	2,403
Greater than one year past due	$401	1,943
Total other receivables gross	$19,481	$12,461

Allowance for doubtful accounts	$—	(4,357)
Total other receivables, net	$19,481	$8,104

Due from Vendors

Due from vendors includes $10,812 (2012 - $12,332) of short-term receivables from vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid MasterCard and insurance products to our customers.

Included in this amount are gross receivables of $9,802 (September 30, 2012 - $11,316) due from a vendor. The Company has recorded an allowance of $4,357 (2012 - $nil), within corporate expense, to provide for a portion of those overdue receivables for specific amounts in dispute or where collection is otherwise considered doubtful.

Other

Amounts included in Other are amounts related to the BC Consumer Protection compliance order (Note 20(b)(ii)), the third party administration of the British Columbia class actions settlement fund as at September 30, 2012 (Note 20(a)(i)) and other amounts due in the normal course of business.

(b)	Other Income

	September 30 2011	September 30 2012	September 30 2013
Agency fee income	$46,809	$39,847	$25,386
Other income	6,467	9,571	12,949
	$53,276	$49,418	$38,335

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 7 - Branch Closure Costs

During the year ended September 30, 2013, in the normal course of operations the Company closed 12 branches in Canada (2012 - 63, 2011 - nil). The Company also closed one branch in the United Kingdom subsequent to year end and incurred $123 (2012 - $1,574, 2011 - $nil) in branch closure costs. The closure of the one branch in the United Kingdom will occur in the first quarter of the year ending September 30, 2014. The charges included $80 (2012 - $1,389, 2011 - $nil) relating to lease buy-out costs, $10 (2012 - $60, 2011 - $nil) in employee severance and benefit costs, and $33 (2012 - $125, 2011 - $nil) in other costs.

Of the $123 of branch closure costs recorded, $94 (2012 - $879, 2011 - $nil) is included in accrued liabilities as at September 30, 2013. The Company expects these accrued liabilities to be settled within one year.

Note 8 – Property and Equipment

	September 30, 2013
	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$31,006	$21,928	$9,078
Fixtures, furniture, and equipment	11,297	7,489	3,808
Computer hardware	9,028	5,564	3,464
Signs	5,425	4,395	1,030
Vehicles	77	48	29
Land	51	—	51
	$56,884	$39,424	$17,460

	September 30, 2012
	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$31,804	$19,468	$12,336
Fixtures, furniture, and equipment	13,598	7,422	6,176
Computer hardware	7,201	4,423	2,778
Signs	6,606	4,839	1,767
Vehicles	77	28	49
Land	51	—	51
	$59,337	$36,180	$23,157

Property and equipment includes the following capital leases:

	September 30, 2013
	Cost	Accumulated Depreciation	Net Book Value
Computer hardware	$3,531	$2,560	$971
Fixtures, furniture and equipment	1,661	1,183	478
	$5,192	$3,743	$1,449

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 8 – Property and Equipment (continued)

	September 30, 2012
	Cost	Accumulated Depreciation	Net Book Value
Computer hardware	$2,814	$1,761	$1,053
Fixtures, furniture and equipment	1,661	851	810
	$4,475	$2,612	$1,863

Depreciation of property and equipment for the year ended September 30, 2013, includes $1,131 (2012 - $796, 2011 - $165) relating to property and equipment under capital leases.

During the year ended September 30, 2013, additions to property and equipment included $717 (2012- $1,401, 2011 - $121) of assets that were acquired by means of capital lease.

Impairment of Property and Equipment

During the year ended September 30, 2013, as a result of certain events and circumstances, including recent operating results and regulatory matters, the Company determined that it was necessary to test the recoverability of certain branches and corporate assets that are not allocated to individual branches. During the year ended September 30, 2013, the Company recorded an impairment charge of $1,236 (2012 - $3,425, 2011 - nil) as a result of impairments identified in certain branches. In addition, the Company determined that the asset group containing the Company's corporate property and equipment was recoverable as at September 30, 2013. The property and equipment impaired included leasehold improvements, fixtures, furniture and equipment, signage, and computer equipment.

Note 9 - Intangible Assets

	September 30, 2013
	Cost	Accumulated Amortization	Net Book Value
Customer contracts, relationships, lists and other	$—	$—	$—
Favorable supplier relationships	14,220	3,433	10,787
Non-compete agreements	15,897	5,386	10,511
Proprietary knowledge	2,280	750	1,530
Computer software	10,162	3,937	6,225
Brand name	5,300	—	5,300
	$47,859	$13,506	$34,353

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 9 – Intangible Assets

	September 30, 2012
	Cost	Accumulated Amortization	Net Book Value
Customer contracts, relationships, lists and other	$962	$938	$24
Favorable supplier relationships	14,220	1,375	12,845
Non-compete agreements	16,031	2,369	13,662
Proprietary knowledge	2,280	300	1,980
Computer software	8,798	2,849	5,949
Brand name	5,300	—	5,300
	$47,591	$7,831	$39,760

The estimated annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2014	2015	2016	2017	2018
Amortization expense for intangible assets	$7,598	$7,489	$6,977	$4,187	$2,159

Amortization of intangible assets for the year ended September 30, 2013, includes $451 (2012 - $nil, 2011 - $nil) relating to intangible assets under capital leases.

During the year ended September 30, 2013, additions to computer software included $649 (2012 - $727, 2011 - $nil) of assets that were acquired by means of capital lease.

Note 10 - Goodwill

	September 30, 2012	September 30, 2013
Balance, beginning of period	$39,133	$39,685
Goodwill acquired	—	—
Other	552	—
Balance, end of period	$39,685	$39,685

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Accrued Liabilities

	September 30, 2012	September 30, 2013
Class action settlements Note 20 (a)	$11,448	$6,262
Accrued salaries and benefits	2,807	4,003
Amounts due to third party lenders	5,782	4,575
Interest accrued on long-term debt - Note 13	2,540	2,540
Other accruals	5,305	7,335
	$27,882	$24,715

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and unpaid retention payments, and loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 12 - Income Taxes

(a)	Provision for Income Taxes

The income tax provision (recovery) differs from the amount that would be computed by applying the statutory income tax rates of 25.0% (2012 – 26.5%, 2011 – 28.0%) to income as a result of the following:

	September 30, 2011	September 30, 2012	September 30, 2013
Income (loss) before income taxes	$16,889	$(56,877)	$(35,252)
Computed tax expense (recovery) at statutory income tax rates	$4,729	$(15,072)	$(8,813)
Change in enacted tax rates	(31)	108	(3)
Book to filing adjustments and adjustment of prior year immaterial errors	1,180	(245)	(579)
Change in valuation allowance	—	1,980	10,166
Stock-based compensation	206	186	110
Rate difference on losses carried back	—	(532)	(702)
Permanent differences and other	226	220	101
Total income tax provision (recovery)	$6,310	$(13,355)	$280

The company recorded a valuation allowance against a portion of its Canadian and United Kingdom net deferred tax assets as at September 30, 2013 which amounted to $12,146. As at September 30, 2012, the Company had provided a valuation allowance against its United Kingdom deferred tax assets, which amounted to $1,980. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Due to cumulative pre-tax losses, realization is not considered more likely than not and the Company has not recorded the benefit of the majority of its deferred tax assets.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 12 - Income Taxes (continued)

(a)	Provision for Income Taxes (continued)

As at September 30, 2013, the Company has tax loss carry forwards in the amount of $21,365 (September 30, 2012- $9,826). The increase was a result of additional net operating losses for the year ended September 30, 2013. The net operating loss carry forwards related to Canadian operations, which are available to offset future taxable income, will begin to expire in 2033, if not utilized. The net operating loss carry forwards related to United Kingdom do not have an expiry date.

The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current and prior fiscal year in the United Kingdom remains subject to examination by tax authorities.

(b)	Deferred Income Taxes

The tax effects that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	September 30, 2012	September 30, 2013
Deferred income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$3,919	$302
Expense to settle pre-existing relationships with third-party lenders	3,814	714
Loss on acquisition of lines of credit advances	—	2,275
Loan loss provision	4,450	2,813
Valuation allowance for current deferred tax assets	—	(6,104)
	$12,183	$—
Non-current:
Losses available to be carried forward	2,404	5,223
Property and equipment	1,782	1,919
Deferred lease inducements	200	112
Deferred revenue	1,032	1,032
Discount on senior secured notes	85	228
Valuation allowance for non-current deferred tax assets	(1,980)	(6,042)
	$3,523	$2,472
Deferred income tax liabilities:
Intangible assets and goodwill	$(5,711)	$(4,959)
Deferred financing costs and other	(220)	(447)
	$(5,931)	$(5,406)

Net deferred income taxes	$9,775	$(2,934)

Classified as:

	September 30, 2012	September 30, 2013
Current asset	$12,183	$—
Non-current asset	424	—
Current liability	—	—
Non-current liability	(2,832)	(2,934)
	9,775	(2,934)

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 13 – Senior secured notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Company used the majority of the proceeds of the Notes to acquire a portfolio of consumer loans as described in Note 3.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;

•
at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and

•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at September 30, 2013, the Company was in compliance with all of the covenants in the Trust Indenture.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 14 – Deferred Revenue

	September 30, 2012	September 30, 2013
Current	$1,000	$1,000
Long-term	3,917	2,918
	$4,917	$3,918

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. to supply money transfer services across the Company’s network of branches in Canada. The Company received a $7,000 signing bonus, which is recognized into revenue using the straight-line method over the 7 year term of the agreement.

Note 15 - Obligations under Capital Leases and Other

The Company has entered into capital leasing and other obligation arrangements related to leasehold improvements, office furniture and equipment:

	September 30, 2013
	Aggregate Due	Less Imputed Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $71 including imputed interest ranging from 5.0% - 22.7%; due to mature between 2013 - 2027; secured by assets with an aggregate carrying amount of $4,674.	$6,946	$2,320	$4,626
Less current portion	1,612	427	1,185
	$5,334	$1,893	$3,441

	September 30, 2012
	Aggregate Due	Less Imputed Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $72 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2027; secured by assets with an aggregate carrying amount of $4,834.	$7,281	$2,493	$4,788
Less current portion	1,565	385	1,180
	$5,716	$2,108	$3,608

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 15 - Obligations under Capital Leases and Other (continued)

The capital lease and other obligation repayments are due as follows:

	Aggregate Due	Less Imputed Interest	Net
2014	$1,612	$427	$1,185
2015	973	326	647
2016	855	256	599
2017	506	203	303
2018	300	184	116
2019 and thereafter	2,699	923	1,776
	$6,945	$2,319	$4,626

During the year ended September 30, 2013, the Company incurred interest charges related to capital leases and other obligations in the amount of $494 (2012- $222, 2011- $147). These changes have been included in corporate expenses.

Note 16 – Share Capital

(a)	Issued share capital

	September 30, 2012		September 30, 2013
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,419,214	$46,149	17,496,646	$46,652
Transfer from contributed surplus for stock options exercised	—	211	—	182
Options exercised	77,432	292	75,167	257
Balance, end of period	17,496,646	$46,652	17,571,813	$47,091

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 16 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30, 2012		September 30, 2013
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of year	979,168	$9.42	1,219,236	$8.84
Granted	325,000	5.88	195,000	2.58
Exercised	(77,432)	3.77	(75,167)	3.39
Expired	—	—	(130,733)	4.66
Forfeited and cancelled	(7,500)	8.80	(40,001)	9.93
Outstanding, end of year	1,219,236	8.84	1,168,335	8.57
Exercisable, end of year	662,573	$8.87	684,334	$10.88

At September 30, 2013, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2009	126,667	8 mos.	7.08	126,667
2010	366,668	16 mos.	12.81	366,668
2011	155,000	33 mos.	12.96	103,335
2012	325,000	64 mos.	5.88	87,664
2013	195,000	57 mos.	2.59	—
	1,168,335	34 mos.	$8.57	684,334

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30, 2012	September 30, 2013
Risk free interest rate	1.3%	1.7%
Expected life (years)	4	5
Expected volatility	45.5%	47.5%
Expected dividends	5.3%	—%

During the year ended September 30, 2013, the weighted average grant-date fair value of options granted was estimated at $1.11 (September 30, 2012- $1.36) per option.

The Company is authorized to issue an additional 1,715,568 equity share options under its existing stock option plan.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 16 – Share Capital (continued)

A summary of the status of the Company's nonvested share options as of September 30, 2012 and the changes during the year ended September 30, 2013, is presented below:

	September 30, 2012		September 30, 2013
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	473,336	$12.17	556,663	$8.80
Granted	325,000	5.88	195,000	2.58
Vested	(239,173)	11.51	(260,995)	10.59
Forfeited and cancelled	(2,500)	8.80	(6,667)	10.30
Nonvested, end of period	556,663	$8.80	484,001	$5.31

The pre-tax intrinsic value of options exercised during the year ended September 30, 2013, was $93 (September 30, 2012 - $162). The total fair value of options that vested during the year ended September 30, 2013, was $692 (September 30, 2012 - $765).

As at September 30, 2013, the aggregate intrinsic value of options outstanding was $nil (September 30, 2012 - $296), while the aggregate intrinsic value of the options that are currently exercisable was $nil (2011- $296).

As at September 30, 2013, there was $581 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.64 years.

For the year ended September 30, 2013, the total cash received for stock options exercised totaled $257 (2012 - $292, 2011 - $939).

Note 17 - Per Share Amounts

For the year ended September 30, 2013, the effect of dilutive securities was $nil (2012 - $nil, 2011 - $404). For the year ended September 30, 2013, there were 1,168,335 stock options which were anti-dilutive and therefore not considered in computing diluted earnings per share (2012 - 1,219,236, 2011 - nil)

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 18 - Dividends

For the year ended September 30, 2013, there were no dividends declared or paid to shareholders.

	September 30, 2012
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.12	November 16, 2011	December 14, 2011	$2,091
Dividend $0.12	February 8, 2012	March 7, 2012	2,091
Dividend $0.06	May 10, 2012	June 7, 2012	1,039
Dividend $0.06	August 10, 2012	September 7, 2012	1,048
			$6,269

	September 30, 2011
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
			$7,929

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture governing the Notes. The Company remains in compliance with all covenants under this Indenture.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 19 – Commitments

Operating Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2027 as follows:

Aggregate Lease Payments
2014	$20,419
2015	14,539
2016	9,628
2017	7,564
2018	5,658
Thereafter	25,281
$83,089

Note 20 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

The Company is subject to various asserted and unasserted claims during the course of business of which the outcome of many of these matters is currently not determinable. Due to the uncertainty surrounding the litigation process, unless otherwise stated below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. The Company believes that it has conducted business in accordance with applicable laws and is defending each claim vigorously. In addition to the litigation and claims discussed below, the Company is involved in routine litigation and administrative proceedings arising in the normal course of business.

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the British Columbia Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

March 5, 2004 Claim (continued)

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company was to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was mailed to claimants in November 2012 in the form of cash and vouchers on a pro-rata basis. As at September 30, 2013, $5,140 of the $6,131 cheques issued had been cashed and $595 of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the year ended September 30, 2013, the Company recorded accretion expense of $854 (2012 - $716, 2011 - $616) in interest expense. The total liability related to the settlement at September 30, 2013 is $6,162 (September 30, 2012- $11,303).

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company in British Columbia, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The Class members seek an order, pursuant to s.112.10(2) and s. 172(3)(a) of the BPCPA, requiring that the Company refund all monies paid in excess of the Loan principal of each payday loan, including the Cash Card Fee Amounts, the Loan Fees, and any other fees or charges collected by the Company in relation to the payday loan, damages for conspiracy, and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

September 11, 2012 Claim (continued)

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

A statement of claim was served in Alberta by Shaynee Tschritter and Lynn Armstrong alleging that the Company was in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of the Company's customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Kostas Efthimiou against The Cash Store Inc., Instaloans Inc., and The Cash Store Financial Services Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Cash Store or Instaloans that met the definition of a "payday loan" proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the Plaintiff and Class members by the Company in relation to the payday loans advanced to the Plaintiff and Class members in excess of the loan principal are Unlawful Charges under the Payday Loan Regulation and therefore seek restitution of or damages for the Unlawful Charges paid by the Plaintiff and Class members, repayment of the Unlawful Charges paid by the Plaintiff and Class members, damages for conspiracy, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(ii)	Alberta (continued)

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 20(a)(i)).

On September 16, 2013, the Court of Queen's bench of Alberta granted a consent order staying this claim in favour of pursuing the Ontario June 4, 2013 Claim (Note 20(a)(v)).

September 18, 2013 Claim

On September 18, 2013, an action in the Court of Queen’s Bench of Alberta was commenced against the Company, certain of its officers and affiliates, including The Cash Store Inc., certain of its associated companies, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc., and other corporate defendants, seeking repayment of certain funds advanced to the Company, its affiliates and the associated companies by Assistive Financial Corp.("Assistive"), a former related party third-party lender. An application for interim relief, including the appointment of an inspector, was brought by the plaintiffs and is currently scheduled to be heard by the Court of Queen’s Bench of Alberta on December 12, 2013. The action by Assistive also seeks damages equivalent to $110,000 together with interest thereon at the rate of 17.5% per year.

The Company believes the action is wholly without merit and intends to vigorously defend itself. The likelihood and amount of liability, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has made payday loans contingent on the supply of other goods or services contrary to s. 29 of the Payday Loans Act, charged or received amounts which are not provided for in the Payday Loans Act or Payday Loans Regulation, contrary to s. 23(5) of the Act, deducting or withholding from the initial advance an amount representing a portion of the cost of borrowing or other charges, contrary to s. 25 of the Payday Loans Act and charging or receiving an amount in excess of 23% of the loan principal, contrary to s. 23(1) and (4) of the Act and s. 14(1) of the Regulation. The plaintiff seeks restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial Services Inc., The Cash Store Inc. and 1152919 Alberta Ltd o/a Instaloans, proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code.
A class proceeding in Ontario in McCutcheon v. The Cash Store Inc. et al. was certified in 2006 and settled in 2008. That decision affected Manitoba residents, and presumptively resolved claims with respect to loans borrowed by Mr. Meeking, and other Manitoba residents, on or before December 2, 2008.
The Company asked the Manitoba court to enforce the Ontario settlement against Mr. Meeking. On September 9, 2013, the Manitoba Court of Appeal agreed that the Ontario Superior Court of Justice had properly exercised jurisdiction over Manitoba residents, including Mr. Meeking and his prospective class members, and enforced the Ontario settlement relating to borrowers of payday loans from the Company. However, it concluded that the Ontario judgment is not enforceable in Manitoba against Instaloans customers and for signature and title loans (as opposed to payday loans), as the Manitoba court determine Ontario had not given proper notice to Manitoba residents.
On September 12, 2013, the Manitoba Court certified Mr. Meeking’s claim as a class proceeding. On October 11, 2013, the Company applied for leave to appeal the certification decision.
On November 8, 2013, the Company filed an application for leave to appeal to the Supreme Court of Canada, seeking to appeal the Manitoba Court of Appeal decision that declined to enforce the Ontario settlement against Instaloans customers. The plaintiffs have also filed an application for leave to appeal to the Supreme Court of Canada, seeking to set aside the portion of the Manitoba Court of Appeal decision that enforced the Ontario settlement.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company made loans contingent on the purchase of another product or service, contrary to s. 154.2 of the Consumer Protection Act, R.S.M. 1987, c. C-200, as am. (CPA), discounted the principal amount of loans by deducting or withholding an amount representing a portion of the cost of credit from the initial advance, contrary to s. 154.1 of the CPA and charging, requiring and accepting amounts in excess of the 17% total cost of credit limit contrary to s. 147(1) of the CPA and s. 13.1 of the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba (continued)

November 1, 2012 Claim (continued)

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(v)	Ontario

October 1, 2010 Claim

The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an action in the Superior Court of Ontario against National Money Mart Company (“Money Mart”) on October 1, 2010 for trade-mark infringement under sections 7, 19, 20 and 22 of the Trade-Marks Act, misrepresentation in the form of false and misleading advertising contrary to sections 52 and 74.01 of the Competition Act and the common law tort of passing off. The action relates to a national negative advertising campaign launched by Money Mart featuring the use of the Company’s registered trade-marks alongside negative statements comparing the Company's payday loan products to Money Mart’s loan products. Statements made in the Money Mart advertising campaign include, among other things, that the Company’s loan products are more expensive and less convenient than Money Mart’s and involve more forms and hassle. The Company seeks injunctive relief as well as $60,000 in damages in its Statement of Claim. Money Mart filed its statement of defense on May 2, 2011. The parties have settled a discovery plan and the next step in the action is to proceed to discoveries.

The likelihood and amount of gain (or loss), if any, is not determinable at this time.

August 31, 2011 Application

On August 31, 2011, in response to regulatory amendments to come into force on September 1, 2011, The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an Application for Judicial Review in the Ontario Superior Court of Justice. The Application sought an order declaring that certain of the new amended regulations are outside the scope of the regulation-making authority under the Payday Loans Act, 2008, and were made without due process. The hearing was held on October 2, 2013. On November 5, 2013 the Court dismissed the Company’s application. The Company filed a notice of motion for leave to appeal to the Court of Appeal on November 22, 2013.

August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. and other defendants, claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario (continued)

August 1, 2012 Claim (continued)

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

By Court order dated August 27, 2013, the plaintiff was permitted to amend the claim to add additional defendants. This amendment further claims that the Company’s lines of credit, offered since February 1, 2013, are payday loans subject to the Payday Loans Act, and are being offered without a payday loans license. The amendment claims that the Company acted in an unlawful conspiracy with the additional defendants.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

July 5, 2012

On July 5, 2012, The Cash Store Inc. and Instaloans Inc. were charged with the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Guelph (The Cash Store Inc.), Brantford, and Sarnia, Ontario (Instaloans Inc.). The charges were laid in each of the three jurisdictions on July 5, 2012 as a result of investigations made by the Ministry of Consumer Services relating to consumer complaints made by three consumers.

On November 18, 2013, Instaloans Inc. and The Cash Store Inc. pleaded guilty and were convicted of the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Brantford, Sarnia, and Guelph, Ontario, respectively.  As a result of this plea, The Cash Store and Instaloans Inc. agreed to pay $50 per conviction, in addition to a victim fee surcharge of 25%, for a total fine of $188.

June 4, 2013 Claim

On June 4, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 20(a)(i)).

Following the stay of the related Alberta claim, an amended statement of claim was issued on October 17, 2013, which, among other things, adds a statutory claim under the Alberta Securities Act. The plaintiffs’ motion seeking leave to pursue a secondary market liability claim under Part XXIII.1 of the Ontario Securities Act and to certify the claim as a class action under the Ontario Class Proceedings Act is currently scheduled to be heard by the Ontario Superior Court of Justice on May 20 and 21, 2014.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario (continued)

June 4, 2013 Claim (continued)

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 7, 2013 Application

On June 7, 2013, an application was commenced in the Ontario Superior Court of Justice pursuant to section 54(1) of the Payday Loans Act, 2008, by the Director designated under the Ministry of Consumer and Business Services Act, naming The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. as respondents. The application seeks a declaration that the basic line of credit product offered constitutes a ‘payday loan’ under subsection 1(1) of the Payday Loans Act, and seeks orders requiring the Company to obtain a payday loan broker license and restraining the Company from acting as a loan broker of the basic line of credit without a broker’s license. The Application was heard by the Ontario Superior Court of Justice on November 29, 2013. It is unknown when a decision on this matter will be been rendered.
The Company has vigorously defended this application and the likelihood and amount of liability, if any, is not determinable at this time.

(vi)Quebec

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action (Note 20(a)(i)).

As at September 30, 2013, the Company reached an agreement with the plaintiffs' counsel whereby the plaintiffs will proceed with the Ontario June 4, 2013 claim (Note 20(a)(v)) and seek a stay of the Quebec claim.

(vii)New York

May 20, 2013 Claim

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages.

As at September 30, 2013, this claim has been combined with the June 27, 2013 claim below, given the similarity of the claims.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(vii)New York

June 27, 2013 Claim

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced by lead plaintiff Charles Nutsch in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class actions concern alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

By order dated July 9, 2013, the court consolidated the May 20, 2013 and June 27, 2013 actions for pretrial purposes. On September 17, 2013, the Court issued an order appointing Globis Capital Partners L.P. and Globis Overseas Funds Ltd. as lead plaintiffs in the class action. The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(viii)Other Matters

The Company is also currently involved in ordinary, routine litigation and administrative proceedings incidental to its business, including regulatory enforcement matters, contractual disputes, individual consumer claims, and employment related matters from time to time. The Company believes the likely outcome of any other pending cases and proceedings will not be material to its business or its financial condition.

(b)	Contingencies

(i)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short-term advances. The funding for those advances is provided directly to the customers by the third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information, as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lenders' loan portfolio which totaled $29,865 as at September 30, 2013 (2012- $27,792).

To date, no claims have been made by the third-party lenders under the terms of the agreements and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(b)	Contingencies (continued)

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts, to a maximum of $1,100 be deposited into a consumer protection fund. On December 14, 2012, the Company filed a Petition for Judicial Review in the British Columbia Supreme Court seeking an order quashing or setting aside the Order and Supplemental Order, and seeking declarations that it had not contravened sections 112.04(1)(f) of the Business Practices and Consumer Protection Act, or section 17 and 19 of the Payday Loan Regulation. The Petition was heard by the Court on June 26, 27, and 28, 2013. A decision has not yet been released. The estimated exposure with respect to this order is between $248 and $1,100 including penalties, legal costs and additional costs. The balance of the accrued liability related to this order as at September 30, 2013 is $187 (2012 - $248).

(iii)	Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

(c) Regulatory Requirements

The Company's business is regulated by various provincial and federal laws and regulations, which are subject to change and which may impose significant costs or limitations on the way the Company conducts or expands its business. The payday loan industry has seen increased regulation in recent years. While the Company has worked closely with regulators, its business is still significantly impacted by these regulations. Management has been actively planning an upstream transition in both product offerings and services, however this process takes time. Furthermore, its regulatory environment is changing at different paces in different provinces, making it more difficult to plan and implement this transition.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 20 - Litigation, Claims and Contingencies (continued)

(c) Regulatory Requirements (continued)

The Company is closely working with the regulatory bodies to manage the impact any regulatory changes will have on its business.

Note 21 – Related Party and Other Transactions

(a)	The Cash Store Australia Holdings Inc. ("AUC")

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. The carrying amount of this investment is $nil as at September 30, 2013 (September 30, 2012 - $nil). At September 30, 2013, the aggregate quoted market value of the Company’s investment in AUC was $nil (September 30, 2012 - $570). In December of 2012 the Alberta, Ontario and British Columbia Securities Commissions issued cease trade orders in respect of the shares of AUC for failure to file financial statements. On September 13, 2013, AUC's operating subsidiary appointed a voluntary administrator pursuant to Section 436A of the Australian Corporations Act 2001. In the opinion of the directors of AUC, AUC is insolvent. The Administrator has taken control of the operations and assets and the application to have the cease trade orders revoked have been withdrawn by AUC.

The Company previously provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems.

Included in corporate expenses is a recovery of $nil (2012 - $284, 2011 - $363) relating to these services. These transactions were subject to normal trade terms and were measured at the transaction amount. As at September 30, 2013, the Company has a $nil (September 30, 2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(b)	RTF Financial Holdings Inc. ("RTF")

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. The carrying amount of this investment is $nil as at September 30, 2013 (September 30, 2012 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded.

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.

Included in corporate expenses is a recovery of $nil (2012- $140, 2011- $240) relating to these services. These transactions were subject to normal trade terms and were measured at the transaction amount.

As at September 30, 2013, the Company has a $1 (September 30, 2012 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 21 – Related Party and Other Transactions (continued)

(c)	Third-party Lenders

(i)
Assistive Financial Corp. ("Assistive"), a privately held entity that raised capital and provided advances to the Company’s customers is controlled by the father of Cameron Schiffner, the former Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of Assistive.

On September 11, 2013, Cameron Schiffner's employment with the Company was terminated and Assistive is no longer considered a related party. On September 18, 2013, Assistive commenced an action in the Court of Queen's Bench of Alberta against the Company (Note 20(a)(ii)).

Included in retention payments are $993 (2012- $4,185, 2011- $11,674) of amounts paid or payable directly to Assistive. As at September 30, 2013, included in accrued liabilities is $485 (September 30, 2012- $659) due to Assistive. This amount has also been included in the Company's restricted cash balance. During the year ended September 30, 2012, the Company transferred consumer advances receivable, net of the provision for loan losses, of $3,914 to Assistive for consideration of $3,914. The Company’s contingent risk in Assistive's loan portfolio totaled $84 as at September 30, 2013 (September 30, 2012- $7,240).

As part of the acquisition of the consumer advances portfolio on January 31, 2012 as described in Note 3, $45,520 of the total purchase consideration was paid to Assistive, of which $14,407 is an estimate of Assistive’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of Assistive by Cameron Schiffner’s brother.

(ii)
An immediate family member of Michael Shaw, a former director of the Company, advanced funds to a privately held entity that raised capital and provided advances to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer advances portfolio on January 31, 2012.

On July 31, 2013, Michael Shaw resigned from the Board of Directors and is no longer a related party.

There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments are $nil (2012- $1,377, 2011- $4,801) of amounts paid or payable directly to this third-party lender. As at September 30, 2013, included in accrued liabilities is $nil (September 30, 2012- $nil) due to this third-party lender. The Company’s contingent risk in this third-party lender’s consumer advances portfolio totaled $nil as at September 30, 2013 (September 30, 2012- $nil).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 3, $23,944 of the total purchase consideration was paid to this third-party lender of which $7,578 is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

(iii)	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull, who is a former director of AUC.

On June 18, 2013, Bruce Hull resigned from the Board of Directors of AUC and is no longer a related party.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 21 – Related Party and Other Transactions (continued)

(a)	Third-party Lenders (continued)

Included in retention payments are $24 (2012 - $36, 2011 - $nil) of amounts paid or payable directly to this third third-party lender. As at September 30, 2013, included in accrued liabilities is $183 (September 30, 2012 - $166) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s consumer advances portfolio totaled $104 as at September 30, 2013 (September 30, 2012 - $171).

All transactions with third-party lenders have been measured at the transaction amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Note 22 – Financial Instruments and Risk Management

(a)	Fair Values

The Company’s financial instruments consist of cash, consumer advances receivables, net, other receivables, net, and accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases and secured senior notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk with similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	September 30, 2012		September 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$19,139	$19,139	$11,458	$11,458
Other receivables	19,481	19,481	8,104	8,104
Consumer advances receivable	32,440	32,440	25,592	25,592
Long term receivable	$460	$460	$836	$836
Financial Liabilities
Accounts payable and accrued liabilities	$28,937	$28,937	$26,226	$26,226
Obligations under capital leases and other obligations	4,788	4,788	4,626	4,626
Senior secured notes	$126,033	$131,906	$127,182	$121,370

(b)	Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior year.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 22 – Financial Instruments and Risk Management (continued)

(b)	Risk Management (continued)

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of risks to which the Company is exposed, and the risk management instruments used to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As the Company has operations in the United Kingdom, it is exposed to risk from changes in the exchange rates between the Canadian dollar and the British pound. While the Company attempts to match cash outlays with cash inflows in the same currency, fluctuations in exchange rates creates volatility with cash flows and reported amounts for revenues and expenses on a period-to-period basis, however, this is not considered significant to the Company.

(ii)	Interest Rate Risk

The fair value of financial instruments with fixed interest rates, such as the Company’s Senior Secured Notes, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash, other receivables, consumer advances receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30, 2012	September 30, 2013
Cash - Note 4	$19,139	$11,458
Consumer advances receivable, net - Note 5	32,440	25,592
Other receivables, net - Note 6	19,481	8,104
Long-term receivable - Note 6	460	836
	$71,520	$45,990

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 22 – Financial Instruments and Risk Management (continued)

(b)	Risk Management (continued)

(iii)	Credit Risk (continued)

Other receivables, net and Long-term receivables: Other receivables, net and Long-term receivables include amounts owing to the Company from various parties. Included in this amount are gross receivables of $9,802 (September 30, 2012 - $11,316) due from a vendor. The Company has recorded an allowance of $4,357 against a portion of the overdue receivables for specific amounts in dispute or where collection is otherwise considered doubtful. These balances represent a concentration of credit risk to the Company. For these entities, the Company performs an ongoing review of their credit status.

Consumer advances receivable: The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer advances receivable. The Company performs ongoing credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

Refer to Note 5 for an analysis of the age of consumer advances receivable originated by the Company as of September 30, 2013 and the activity related to the Company’s allowance for credit losses.

The Company makes significant estimates in respect of the allowance for credit losses. Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer advances receivable.

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of cash balances and operating results.

The Company's principal sources of cash are third-party lender funds and cash generated from operating activities. The Company is able to both purchase and sell consumer advances with third-party lenders in order to manage its working capital requirements.

In addition to cash from operations, the Company plans to fund working capital by securing credit facilities as permitted under the terms of the indenture governing the Senior Secured Notes, secure new third-party lenders and additional capital from existing third-party lenders.

In the absence of securing additional funding, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 22 – Financial Instruments and Risk Management (continued)

(b)	Risk Management (continued)

(iv)	Liquidity Risk (continued)

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, as well as payment obligations under capital leases and senior secured notes, which are made up of the following:

	Carrying Amount	Contractual Cash Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$26,226	$26,226	$26,226	$—
Obligations under capital leases (including interest)	4,626	6,946	1,612	2,334
Senior secured notes	127,182	183,291	15,238	168,053
	$158,034	$216,463	$43,076	$170,387

Note 23 - Segmented Information

The following is a summary of revenue and long-lived assets for the Company’s geographical segments:

	September 30, 2011	September 30, 2012	September 30, 2013
REVENUE
Canada	$187,356	$177,186	$180,412
United Kingdom	2,543	10,226	10,353
	$189,899	$187,412	$190,765

	September 30, 2012	September 30, 2013
LONG-LIVED ASSETS
Canada	$99,972	$88,210
United Kingdom	2,630	3,289
	$102,602	$91,499

Long-lived assets include property and equipment, intangible assets and goodwill.

Note 24 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts previously recorded in restricted cash have been reclassified to cash and certain amounts previously recorded in long term receivable have been reclassified to other receivables, net. Additionally, certain amounts on the consolidated statements of cash flows have been reclassified to conform to the presentation of the current year.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 25 - Subsequent Event

On November 29, 2013 the Company entered into a credit agreement (the “Credit Agreement”) with Coliseum Capital Management, LLC (“Coliseum”), 8028702 Canada Inc. and 424187 Alberta Ltd. (“Alberta Ltd.”) (collectively, the “Lenders”), pursuant to which the Lenders have provided $12,000 of loans.

Pursuant to the Credit Agreement, 424187 Alberta Ltd. (the “Agent”) acts as agent for the Lenders. The loans made under the credit facility bear interest at 12.5% per annum, payable monthly in arrears, on the 29th day of each month. If an event of default occurs under the Credit Agreement, the interest rate is increased by 2% for so long as the event of default remains. The Credit Agreement provides that an additional $20,500 may be advanced for a total maximum loan amount of $32,500. The Lenders have a right of first refusal in respect of any additional advances. If the Lenders do not exercise their right of first refusal, the Company is free to obtain loan advances from other lenders who agree to become party to the Credit Agreement. The loans outstanding at any time are subject to the requirement that the maximum amount outstanding cannot exceed 75% of the unrestricted cash of the Company plus 75% of the net consumer advances receivable of the Company not more than 90 days in arrears (the “Borrowing Base”). If the total amount outstanding under the loan at any time exceeds the Borrowing Base, the Company must repay to the Initial Lenders, on a pro rata basis, an amount which will result in the loans not being in excess of the Borrowing Base. Such payment must be made within 20 days of the month end in which the Borrowing Base was exceeded.
Loans made under the Credit Facility mature on November 29, 2016 (the “Maturity Date”) or on such earlier date as the principal amount of all loans owing from time to time plus accrued and unpaid interest and all other amounts due under the Credit Agreement may become payable under the Credit Agreement. The Company may repay the loans at any time subject to payment of a prepayment fee as follows:

(a)	If the prepayment is on or before November 29, 2014, the greater of (A) the interest that would accrue if the amount were to remain outstanding until November 29, 2014 and (B) 4% of the amount;

(b)	If the prepayment is after November 29, 2014 but on or prior to November 29, 2015, 3% of the amount; and
(c)    If the prepayment is after November 29, 2015, no fee.
The Company has agreed to designate the loans made under the Credit Agreement as priority lien debt and obtain the benefit of the security granted by the Company pursuant to the Collateral Trust and Intercreditor Agreement entered into in connection with the Company’s 11.5% senior secured notes.
The Company believes this Credit Agreement to be important in achieving the Company’s long-term strategic plans and will fund operations and growth in key business areas.

In addition to certain covenants relating to the payment of the loans and the authority of the Company to enter into the Credit Agreement, the Company has covenanted in favour of the Lenders:
(a)    to comply with the covenants granted to the holders of the 11.5% senior secured notes;
(b)    not to designate any additional debt under the Collateral Trust Agreement; and

(c)	to meet the following Adjusted EBITDA targets on a quarterly basis over the term of the Credit Agreement:

i)	$4,000 for the first 3 months of the 2014 fiscal year

ii)	$10,000 for the first 6 months of the 2014 fiscal year

iii)	$17,000 for the for the first 9 months of the 2014 fiscal year

iv)	$25,000 for the 2014 fiscal year

v)	$23,625 on a rolling four quarter basis at the end of the first quarter of fiscal year 2015

vi)	$26,250 on a rolling four quarter basis at the end of the second quarter of fiscal year 2015

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2013, 2012 AND 2011

(in thousands, except share and per share amounts)
(unaudited)

Note 25 - Subsequent Event (continued)

vii)	$26,875 on a rolling four quarter basis at the end of the third quarter of fiscal year 2015

viii)	$27,500 for the 2015 fiscal year

ix)	$28,125 on a rolling four quarter basis at the end of the first quarter of fiscal year 2016

x)	$28,750 on a rolling four quarter basis at the end of the second quarter of fiscal year 2016

xi)	$29,375 on a rolling four quarter basis at the end of the third quarter of fiscal year 2016

xii)	$30,000 for the 2016 fiscal year

Under the credit agreement, Adjusted EBITDA means the net income (or loss) of the Company, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower’s quarterly and annual Management’s Discussion and Analysis in the section entitled “EBITDA and Adjusted EBITDA reconciliation”.

In addition to the rights of the Lenders to demand payment and instruct the Agent to begin the process to realize on the security under the Collateral Trust and Intercreditor Agreement, upon the occurrence and during the continuance of an event of default, the Lenders have the right, but not the obligation, to appoint a financial advisor to review the affairs of the Company and to appoint a director to the Board.
424187 Alberta Ltd., which has committed to loan $2,000 of the initial $12,000 drawn, is controlled by the Company’s CEO and a director, Gordon Reykdal. Coliseum, which has committed to loan $5,000 of the initial $12,000 drawn, owns 17.8% of the common shares of the Company.